Exhibit 16.1

August 26, 2026

Securities and Exchange Commission
100 F. Street N.E.
Washington, DC 20549

Commissioners:

We are the former independent auditors for Old Glory Holding Company and Subsidiaries (the "Company").

We have read the statements made by the Company, which we understand will be filed with the Securities and Exchange Commission as part of the Form 1-K of Old Glory Holding Company and Subsidiaries.

We have read the Company's disclosure set forth in Item 6 "Changes in Registrant's Certifying Accountant" of the Company's Current Report on Form 1-K (the "Current Report") and are in agreement with the disclosure in the Current Report, insofar as it pertains to our firm.

Very truly yours,

Eide Bailly LLP

Eide Bailly LLP